Mail Stop 4561

January 10, 2008

Nicholas S. Schorsch
American Realty Capital Trust, Inc.
1725 Fairway
Jenkintown, PA 19046

> **Re: American Realty Capital Trust, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-11**
> **Filed December 18, 2007**
> **File No. 333-145959**

Dear Mr. Schorsch:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

For purposes of this comment letter, we refer to the pagination in a courtesy copy of your Amendment to Form S-11, filed on December 18, 2007, that was provided to us by counsel.

Prospectus Cover Page

1.   Please revise to include a reference to the 1 million shares being offered pursuant to the stock option plan. Also, please tell us why it is appropriate to register the shares underlying options without registering the options themselves.

Share Repurchase Program, page 10

2.   We note your response to prior comment 6. Please revise the disclosure here and on page 125 to briefly explain how the board will estimate the market value of your assets. State whether the board will obtain appraisals of your properties for this purpose and, if so, disclose the frequency of those appraisals.

Property Manager, page 47

3.   We note your response to prior comment 9; however, the disclosure in the first paragraph on page 48 continues to state that the property management fee is "up to" 2% of gross revenues from single tenant properties and 4% of gross revenues from multi-tenant properties. Disclosure on page 53 does not include the "up to" language in connection with these fees. Please revise to reconcile the two statements, as previously requested, or tell us why you believe no further changes are required.

Investment Objectives and Policies, page 64

Direct Private Placements as an Alternative to Traditional Investment Vehicles, page 73

4.   We note your response to prior comment 2 and your related disclosure. Please revise to clarify how the NCREIF index measures the "value" of $1 invested in 1997. Since there is no trading market, it is not clear how those investments are valued.

Plan of Operation, page 82

Results of Operations, page 83

5.   We note your supplemental disclosure in response to prior comment 12. Please revise your disclosure to include this discussion. Because it speaks to some of the risks involved in investing in the current real estate market, it serves to appropriately balance your existing disclosure related to the opportunities presented by investing in this market.

Prior Performance Summary, page 91

American Realty Capital, LLC

6.   Please revise to clearly state, if true, that no money was raised from investors in connection with the properties acquired by American Realty Capital, LLC. Also, please revise to briefly describe the advisory services provided by American Realty Capital, LLC.

Nicholas S. Schorsch, page 92

7.   If any of the programs sponsored by Mr. Schorsch closed within the most recent five years, please provide the disclosure required by Table III of Guide 5.

Three Year Summary of Funds Raised by AFR, page 93

8.   Please explain, by footnote or otherwise, the reasons for capital contributions by limited partners that are not included in the proceeds from share issuances.

9.   We note your revised disclosure in response to prior comment 16. However, now that gross proceeds are disclosed in the first line, the footnote relating to net proceeds no longer appears to be relevant. Please relocate the footnote to the net proceeds line item.

10.   We reissue prior comment 17. Please revise the table to include the amount of acquisition costs and the amount of leverage.

Three Year Summary of Sales by AFR page 91

11.   We reissue prior comment 18. Please expand the table to include all of the information identified in Table V of Industry Guide 5, similar to the table you have included on page 92 that represents the properties sold by American Realty Capital LLC during the nine months ended September 30, 2007.

Federal Income Tax Considerations, page 98

Ownership of Interests in Partnerships and Qualified REIT Subsidiaries, page 100

12.   We note your response to prior comment 20 and your related revised disclosure. Please revise your disclosure to name counsel and state that counsel has opined on the status of the operating partnership.

Legal Matters, page 141

13.   Please revise to state that Proskauer Rose is passing on the legality of the common stock. Alternatively, please revise the exhibit index to identify the Venable opinion as Exhibit 5.1.

Part II

Exhibit Index

14.   Please include a separate exhibit number for the Venable opinion. Exhibit 23.3 is limited to Venable's consent, which we note is included in the opinion.

Form of Opinion of Venable LLP

15.   Please provide a revised opinion that refers to the option shares in the introductory paragraph. In addition, the revised opinion should address the legality of the option shares.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Bob Telewicz at (202) 551-3438 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Via Facsimile
        Peter Fass
        Proskauer Rose LLP